Exhibit 21.1

List of Principal Subsidiaries and Variable Interest Entity of the Registrant

Principal Subsidiaries	Place of Incorporation
Hong Kong Zhongnan Renewable Resources Co., Limited	Hong Kong
Nanjing Fujin Eco Technology Co., Ltd.	PRC

Consolidated Variable Interest Entity	Place of Incorporation
Nanjing Fuya New Construction Materials Co., Ltd.	PRC